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                                         Filed by eBay Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                  Subject Company:  PayPal, Inc.
                                                   Commission File No: 000-49603


     This filing relates to a proposed merger between eBay Inc. (the "Company") and PayPal, Inc. ("PayPal") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

     On July 8, 2002, Meg Whitman, the Company's Chief Executive Officer, sent the following e-mail to the employees of PayPal regarding the proposed merger described above:




All,

As you know by now, this morning PayPal and eBay announced eBay's plan to acquire PayPal. I want to be the first to welcome you to the eBay family.

The reason we sought to acquire PayPal is straightforward. Through your hard work, PayPal has built the world's best online payments solution for individual consumers and small businesses. PayPal and eBay share the same basic mission - to enable online commerce. As a team, we will fundamentally strengthen the user experience and allow buyers and sellers to trade with greater ease, speed and safety. In short, working together, PayPal and eBay can dramatically expand their platforms.

Following the close of the deal around year-end 2002. PayPal will remain an independent brand and continue to serve its customers both on and off eBay. With your help, we will integrate PayPal's functionality into the eBay marketplace. At the same time, we will phase out the operations of eBay Payments by Billpoint.

At the end of the day, a core reason why one company decides to acquire another comes down to people. All of you have helped build a fantastic company. Like eBay's employees, you foster a culture of excellence and passion for the brand you love and the work you do. I'm certain that the combination of PayPal and eBay will continue to change the world.

I hope to meet many of you today and in the weeks and months ahead. If you have any questions about eBay, please feel free to drop me a line at meg@ebay.com. I'll do my best to answer.

Again, welcome to eBay. We couldn't be more excited to have PayPal as part of the team!
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Meg


Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transactions referenced in this email, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by eBay and PayPal with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus and eBay's other filings with the Commission may also be obtained by directing a request to investorrelations@ebay.com. Free copies of PayPal's filings may be obtained by directing a request to investorrelations@paypal.com.